Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

FOCUS ON DELIVERY AS TONGON DEALS WITH CHALLENGES

Abidjan, Côte d’Ivoire, 26 July 2014 – Randgold Resources’ Tongon gold mine in Côte d’Ivoire is continuing to make headway in its drive to overcome the technical issues that have impacted its performance, chief executive Mark Bristow said here today.

Updating local media on progress at the mine, Bristow said this year’s planned ramp-up in production had not been achieved due to the need to expand the flotation circuit and the mechanical failure of the recently installed Vibrocone crushers, intended to improve the recovery and throughput rate. Expansion of the flotation circuit was now underway and the crusher supplier, Sandvik, had agreed to replace the Vibrocone crushers with conventional cone crushers and combine them with an upgraded flowsheet, including additional equipment and circuits. He noted that the first two new crushers were already on site, along with most of the other equipment, and the Sandvik team was working hard in support of the mine team to ensure that the project would be completed early in the fourth quarter.

Bristow said this exercise should increase mill throughput to its design capacity and improve the quality of the crushed product. Tongon’s performance was therefore expected to show a steady improvement in the second half of the year. However, because of the ground that had already been lost and the inevitable operational impact associated with the commissioning of new equipment, completion of the flotation expansion was only expected by year end and Tongon’s 2014 production was likely to fall within 10% short of its original guidance of 260 000 ounces. “Considering the challenges Tongon has had to deal with, this is a creditable performance and a tribute to the team and the ongoing support from Sandvik,” he said.

In the meantime, Randgold’s exploration team is continuing its work to extend Tongon’s life by drilling below the Southern and Northern Zone pits and evaluating adjacent satellite deposits. Four targets close to the mine have already been identified.

On the wider issue of gold mining in Côte d’Ivoire, Bristow said the country’s new mining code, which the government had developed in close consultation with the industry, was a model for other African countries. It was to be hoped that the current process of finalising the associated regulations would be conducted in the same spirit, and that the issuing of licences, in particular, would be accelerated.

“Randgold is very positive about Côte d’Ivoire’s potential and we’re keen to expand our presence here. However, for that to happen, we need a constant supply of the permits and targets that will deliver our next new discovery. We’ve had two new permits granted but we still have ten applications that are outstanding,” Bristow said.

“While we’re waiting for those, we’re carrying out aggressive exploration programmes across our existing Ivorian permit portfolio, including drilling over 15 000 metres on the Mankono and Fapoha permits, and our geologists have identified multiple soil anomalies in favourable geological and structural settings for further testing. We’ve also increased our exploration budget and recruited more Ivorian personnel to support our extensive exploration programmes.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 / +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 / +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 / randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.